UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Navtech, Inc.
                          (formerly Compuflight, Inc.)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 1995
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                 Page 2 of 7 Pages


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Dorothy A. English ("English")
       Navtech Applied Research Inc. ("NARI")

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [    ] (b) [    ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*    N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [  ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       English - Canada
       NARI - Ontario, Canada

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            English - 455,000
                                            NARI - 802,766

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            English - 0
                                            NARI - 0

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            English - 455,000
                                            NARI - 802,766

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            English - 0
                                            NARI - 0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      English - 1,257,766 (includes amount beneficially owned by NARI) NARI - 802,766

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[  ]



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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     English 43.3% (includes amount beneficially owned by NARI)
     NARI - 27.7%

14   TYPE OF REPORTING PERSON*

     English - IN
     NARI - CO


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Item 1.           Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., formerly Compuflight, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the Schedule 13D, dated December 10, 1993, as amended on January 10, 1994 and February 3, 1994, filed by the Reporting Persons (except that NARI is the successor to Navtech Systems Consulting Inc., a Reporting Person therein) and Raymond English. This statement is not being made by Mr. English. The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.           Identity and Background.

         The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

          (a)  Names:

                  Dorothy A. English
                  Navtech Applied Research Inc. ("NARI")

          (b)  Residence or business address:

                  Dorothy A. English
                  175 Columbia Street West
                  Waterloo, Ontario Canada  N2L-5Z5

                  NARI
                  175 Columbia Street West
                  Waterloo, Ontario Canada  N2L-5Z5

          (c) Ms. English serves as Executive Vice President and a director of the Issuer and as Managing Director of its wholly-owned subsidiary, Navtech Systems Support Inc. Ms. English is the sole officer, director and shareholder of NARI. NARI owns certain assets relating to the provision of weather-related services and has licensed the use of such assets to the Issuer.

          (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

          (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ms. English is a citizen of Canada. NARI was incorporated in Ontario, Canada.


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Item 3.     Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.     Purpose of Transaction.

         As of July 15, 1995, the 802,766 shares of Common Stock of the Issuer currently held by NARI were owned by Ray English and Associates Inc. ("RE&A"), a corporation controlled at such time by Raymond English, the former Chairman of the Issuer and former spouse of Dorothy English. On such date, RE&A transferred the 802,766 shares of Common Stock owned by it to Ms. English, as voting trustee pursuant to a Voting Trust Agreement between them.

         On June 29, 1998, Ms. English acquired all of the outstanding capital stock of RE&A from Mr. English. On the same date, NARI executed a promissory note to Raymond English in the original principal amount of $600,000 Canadian (the "NARI Note") evidencing amounts owed to Mr. English by NARI. The NARI Note provides for 120 equal monthly payments of $5,000 Canadian. On July 2, 1998, RE&A was merged with and into NARI. Concurrently, the Voting Trust Agreement was terminated and the 802,766 shares owned by NARI (as a result of the merger) were returned to it. NARI has placed these shares in escrow as security for the payment of amounts due pursuant to the NARI Note. See Item 6 hereof.

         On July 15, 1998, NARI acquired from Global Weather Dynamics, Inc. ("GWDI") all the assets of GWDI's weather services division ("WSD") for a consideration consisting of $250,000 in cash, the delivery of 250,000 shares of Common Stock of the Issuer to GWDI and the delivery of 50,000 shares of Common Stock of the Issuer to an unrelated third party as a finder's fee. Contemporaneously, in order to effect NARI's acquisition of WSD, NARI, among other things, purchased from the Issuer 300,000 shares of Common Stock of the Issuer for a purchase price of $135,000 ($.45 per share), payable to the extent of $300 in cash (an amount equal to the par value of the shares acquired) and the delivery of a promissory note in the principal amount of $134,700, payable in 36 monthly installments and bearing interest at the rate of 10% per annum.

         On January 31, 2000, the Board of Directors of the Issuer granted Ms. English the right and option to purchase 250,000 shares of Common Stock of the Issuer (the "Option") pursuant to the terms and conditions of the Issuer's 1999 Stock Option Plan. The exercise price of each share of Common Stock of the Issuer underlying the Option is $0.625. The Option is immediately exercisable and such Option is scheduled to expire on January 31, 2005.

         Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Persons may determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

         The Reporting Persons exercised their controlling voting rights at the Issuer's annual meeting of shareholders held on January 14, 2000 to, among other things, increase the number of authorized shares of Common Stock of the Issuer from 2,500,000 to 10,000,000, ratify the


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adoption of the  Company's  1999 Stock Option Plan,  and approve an amendment to the Company's Certificate of Incorporation to require unanimous, rather than majority, written consent of the shareholders in lieu of a meeting under certain circumstances.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Persons hold 1,257,766 shares of Common Stock, which represent 43.3% of the total shares of Common Stock outstanding as of February 29, 2000. The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) 100,000 shares of Common Stock issued effective March 13, 2000 to Denis L. Metherell, (ii) 50,000 shares of Common Stock issued effective March 16, 2000 to Denis L. Metherell, (iii) 500,000 shares of Common Stock issued to Robert N. Snyder effective March 2000, (iv) 250,000 shares of Common Stock issuable upon the exercise of the Option described in Item 4 hereof and (v) the 2,001,980 outstanding shares of Common Stock as of February 29, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended January 31, 2000.

         (b) Ms. English has sole voting and dispositive power with respect to 455,000 of such shares of Common Stock. NARI has sole voting and dispositive power with respect to 802,766 of such shares of Common Stock. The 802,766 shares owned by NARI give effect to the voiding of certain transfers previously reported to have been made by RE&A as of February 3, 1994 of an aggregate of 277,271 shares.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The 802,766 shares of Common Stock of the Issuer owned by NARI have been pledged to Raymond English as security for the payment of amounts due to him pursuant to the NARI Note. In the event of a default under the NARI Note, Mr. English has the right to sell the escrowed shares of the Issuer to recover the amount due.

Item 7.   Material to be Filed as Exhibits.

          (1)  Agreement among the Reporting Persons.

          (2)  Agreement,  dated June 29, 1998,  between  Raymond F. English and
               RE&A.

          (3) Stock Option Agreement, dated January 31, 2000, between Ms. English and the Issuer.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2000



                                             /s/ Dorothy English
                                             -------------------
                                             Dorothy A. English



                                            NAVTECH APPLIED RESEARCH INC.

                                            By: /s/ Dorothy English
                                               ----------------------------
                                               Dorothy A. English, President








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                                    EXHIBIT 1


                  The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Date: May 10, 2000


                                                /s/ Dorothy English
                                                -------------------
                                                Dorothy A. English



                                                NAVTECH APPLIED RESEARCH INC.


                                              By: /s/ Dorothy English
                                                  ------------------------
                                                Dorothy A. English, President


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